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                                                                   Exhibit 4.14

                             USWEB CORPORATION

                            EMPLOYMENT AGREEMENT


     This Employment Agreement (the "AGREEMENT") is entered into by and between USWEB Corporation, a Delaware corporation (the "COMPANY"), and Robert Shaw (the "EMPLOYEE") effective as of November 1, 1998.

     WHEREAS, the Company desires to employ the Employee on a full-time basis in the capacity of Chief Executive Officer of the Company, and the Employee desires to accept such employment; and

     WHEREAS the parties desires and agree to enter into an employment relationship by means of this Agreement;

     NOW THEREFORE in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually covenanted and agreed by the parties as follows:

     1. POSITION AND DUTIES. The Employee shall be employed as Chief Executive Officer of the Company, reporting solely to the Company's Board of Directors (the "BOARD") and assuming and discharging such duties and responsibilities as are commensurate with the Employee's position. In performing his basic duties, the Employee shall work at the Company's business offices located in San Francisco or Santa Clara, California, although the Employee acknowledges that frequent travel may be necessary in carrying out his duties hereunder. The Employee shall perform his duties faithfully and to the best of his ability and shall devote his full business time and effort (except for permitted vacation periods and periods of illness and other incapacity) to the performance of his duties hereunder, provided that subject to Section 10, the Employee may serve on the boards of other corporations. The Employee shall commence employment with the Company effective November 1, 1998 (the "EFFECTIVE DATE"). For so long as the Employee remains Chief Executive Officer of the Company, the Company will use its commercially reasonable best efforts to cause the Employee to be elected as a member of the Board (and at the option of the Employee, as Chairman of the Board). If elected in any such capacity, the Employee shall serve as such without additional consideration.

     2. TERM OF EMPLOYMENT. This Agreement shall become effective upon the Effective Date. The Employee's employment with the Company shall continue until terminated by either party at any time, with or without notice, and for any or no reason. The parties agree and acknowledge that this Agreement is an "at will" agreement and that no implied covenant or standard of practice will cause this Agreement to have any minimum period of employment.

     3. TERM OF AGREEMENT. The terms of this Agreement shall terminate on the first date on which all obligations of the parties hereunder have been satisfied. A termination of the terms of this

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Agreement pursuant to this Section 3 shall be effective for all purposes, except that such termination shall not affect any ongoing obligations of the parties hereunder.

     4.     COMPENSATION.

            (a) BASE SALARY. For all services to be rendered by the Employee to the Company while this Agreement is in effect, the Employee shall receive a minimum annual base salary equal to $700,000 (the "BASE SALARY"), payable in accordance with the Company's normal payroll practices. The Base Salary shall be reevaluated yearly and may be increased by the Board, in light of the Employee's performance of his duties.

            (b) JOINING BONUS. Within fifteen (15) calendar days after the Effective Date, the Company shall pay the Employee a lump sum cash bonus equal to $200,000.

            (c) PERFORMANCE BONUS. In the event the Company achieves certain performance milestones to be determined by the Board in its sole discretion, the Employee shall be entitled to an annual performance bonus in the amount of $500,000 for on-target performance, with such pro-ration or multipliers as are established by the Board in its sole discretion. Notwithstanding the preceding, the Employee's bonus for his first year of employment shall be paid at 100% of target.

     5. OPTION. As of the Effective Date, the Company shall grant a non-statutory stock option to the Employee covering a total of 1,200,000 shares of the Company's Common Stock (the "OPTION"). The exercise price of the Option shall be $10.00 per share, an amount which is less than the current fair market value of a share as of the Effective Date. Subject to the Employee's continued employment with the Company, the Option shall vest and become exercisable as to 1/4th of the shares subject to the Option on the first anniversary of the Effective Date, and an additional 1/48th of the shares shall vest and become exercisable on each subsequent monthly anniversary of the Effective Date. Notwithstanding the foregoing, a portion of the then unvested portion of the Option shall become vested and exercisable upon the occurrence of certain events as provided in Sections 7 or 8 below. At all times while the option is exercisable, the shares subject to the Option shall be registered with the Securities and Exchange Commission (and assuming that the Company's shares continue to be registered with the Commission in general).

     6. OTHER BENEFITS. The Employee shall be entitled to participate in the employee benefit plans and programs that the Company makes available to its senior executives, subject to the rules and regulations applicable thereto. In addition, the Company shall use its commercially reasonable efforts to adopt a nonqualified deferred compensation plan in which the Employee shall be eligible to participate. The Company reserves the right to cancel or change the benefit plans and programs it offers to its senior executive employees at any time. The Employee will be eligible for vacation and sick leave in accordance with the policies in effect for senior executives during the term of this Agreement and will receive such other benefits and perquisites as the Company generally provides to its senior executives. The Employee also shall be reimbursed by the Company for (i) up to $7,500 per year in fees incurred by the Employee for financial counseling or estate planning, and (ii) out-of-town travel costs incurred

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by the Employee's spouse when she is required to travel with the Employee in furtherance of the Company's business, which reimbursements shall be in accordance with the Company's standard policies for executive business travel.

     7.     TERMINATION.

            (a) TERMINATION WITHOUT CAUSE OR FOR GOOD REASON. If the Company terminates the Employee's employment other than for "Cause" or if Employee terminates his employment for "Good Reason" (as those terms are defined in Section 9 below), then, subject to the Employee's obligations pursuant to Section 10 below and the signing of the Company's standard form of release agreement releasing the Company from any further claims from or obligations to the Employee, and in addition to any other amounts to which the Employee is entitled hereunder: (i) the Company shall continue to pay the Employee his Base Salary for a period of two (2) years, (ii) the Company shall continue, for the same period, to provide the Employee with the same medical, life and disability benefits as provided to the Employee immediately prior to such termination or the after-tax cash equivalent, provided that such amount is sufficient for the Employee to purchase his own similar policy, for so long as the Employee is entitled to continuation of Base Salary as provided in clause (i) above, provided that such coverage shall become secondary if the Employee receives coverage from a subsequent employer; and (iii) to the extent not otherwise vested and exercisable, 1/48th of the shares subject to the Option shall vest and become immediately exercisable with respect to each full month which has elapsed between the Effective Date and the Employee's termination date.

            (b) DEATH OR DISABILITY. In the event of Employee's death during the term of this Agreement, (i) 50% of any Company stock options granted to the Employee that remain unexpired and unvested on the date of Employee's death automatically shall vest, and (ii) the Company shall pay to the Employee's estate all salary, bonuses and unpaid vacation accrued as of the date of Employee's death and any other benefits payable under the Company's then existing benefit plans and policies in accordance with such plans and policies in effect on the date of death and in accordance with applicable law. In the event that, during the term of this Agreement, Employee is unable to perform his job due to Disability (as defined in Section 9 below), the Company may, at its option, terminate Employee's employment with the Company and such termination shall entitle the Employee to (i) immediate vesting of 50% of any Company stock options granted to the Employee that remain unexpired and unvested on the date of the Employee's termination, and (ii) all salary, bonuses and unpaid vacation accrued as of the date of such termination and any other benefits payable under the Company's then existing benefit plans and policies in accordance with such plans and policies in effect on the date of such termination and in accordance with applicable law.

            (c) VOLUNTARY TERMINATION; TERMINATION FOR CAUSE. In the event the Employee's employment with the company terminates either (i) voluntarily by the Employee without "Good Reason" (as defined in Section 9 below), or
(ii) involuntarily by the Company for "Cause" (as defined in Section 9 below), then the Company shall have no further obligations hereunder except to pay to the Employee all amounts of unpaid Base Salary, reimburse all reasonable business-related expenses and

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pay and provide all other benefits required by law or by the terms of the applicable plan or benefit program.

     8.     CHANGE OF CONTROL.

            (a) OPTION VESTING; SEVERANCE. In the event of a "Change of Control" (as defined in Section 9) which results in either (i) the Employee terminating his employment with the Company for "Good Reason" (as defined in Section 9 below), or (ii) the Company terminating the Employee's employment for other than "Cause" (as defined in Section 9 below), then (I) 100% of the Option shall vest and become immediately exercisable, and (2) the Employee shall be entitled to receive the severance benefits set forth in
Section 7(a)(i) and 7(a)(ii) above.

            (b) LIMITATION ON PAYMENTS. In the event that any payment or benefits received or to be received by the Employee in connection with a "Change of Control" (as defined in Section 9) or the termination of the Employee's employment (the "TOTAL PAYMENTS") would subject the Employee to the excise tax (the "Excise Tax") imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), then the Employee shall receive (i) a payment from the Company sufficient to pay such excise tax, and
(ii) an additional payment from the Company sufficient to pay the excise tax and federal and state income taxes arising from the payments made by the Company pursuant to this sentence; provided, however, that in no event shall the Company be required to pay the Employee more than $5,000,000 pursuant to this Section 8(b). The determination of Employee's excise tax liability and the amount, if any, required to be paid under this Section 8(b) shall be made in writing by the Company's independent auditors (the "Accountants"). For purposes of making the calculations required by this Section 8(b), the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Employee shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 8(b). The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 8(b).

            (c) CERTAIN BUSINESS COMBINATIONS. In the event it is determined by the Board, upon receipt of a written opinion of the Company's independent public accountants, that the operation of Section 8(b) hereof would preclude accounting for any proposed business combination of the Company involving a Change of Control as a pooling of interest, and the Board otherwise desires to approve such proposed business transaction on a pooling of interest basis, said Section shall be null and void, but only to the extent necessary to preserve the pooling treatment.

     9.     DEFINITIONS.    For purposes of this Agreement, the following
terms shall have the following meanings:

            (a) CAUSE. "Cause" shall mean (i) any act of personal dishonesty taken by the Employee in connection with his responsibilities as an employee and intended to result in personal enrichment of himself or his associates at the expense of the Company or its stockholders, (ii) any

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conviction (or plea of no contest) of a felony or an act of fraud against the
Company, (iii) continued violations of the Employee's employment-related obligations which are willful and deliberate after there has been delivered to the Employee a written demand from the Board regarding such activities and the Employee has had a reasonable opportunity to correct such violations, or
(iv) willful refusal to carry out legally permissible instructions from the Board after the Employee has been given written notice of a failure to carry out such instructions and a reasonable opportunity to correct the situation.

            (b) CHANGE OF CONTROL. A "Change of Control" shall mean (i) the sale, lease, conveyance or other disposition of all or substantially all of the Company's assets to any "person" (as such term is used in Section
13(d) of the Securities Exchange Act of 1934, as amended), entity or group of persons acting in concert; (ii) any "person" or group of persons becoming the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities; (iii) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its controlling entity) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity (or its controlling entity) outstanding immediately after such merger or consolidation; or (iv) a contest for the election or removal of members of the Board that results in the removal from the Board of at least 50% of the incumbent members of the Board.

            (c) DISABILITY. A "Disability" shall mean the Employee's inability to substantially perform his essential job functions as the result of a physical or mental disability or incapacity for a period of 180 days, consecutive or otherwise, in any 360-day period.

            (d) GOOD REASON. Resignation for "Good Reason" shall mean any of the following without the Employee's written consent: (i) any material diminution or material adverse change in the Employee's position with the Company, duties, responsibilities or the positions that report directly to him, (ii) a reduction by the Company in Employee's Base Salary (in which event payments provided in Sections 7 and 8 shall be made based upon Employee's Base Salary in effect prior to any such reduction), (iii) a material reduction in the aggregate program of employee benefits and perquisites to which Employee is entitled, (iv) relocation by more than 25 miles from Employee's workplace, (v) a material decline in Employee's bonus opportunity, (vi) the failure by the Company to elect, or the forcible removal of, the Employee as a Director, in any event without Cause, (vii) in the event that the Company becomes a wholly-owned subsidiary of another corporation, the Employee not reporting directly to the board of directors of the ultimate parent corporation of the Company.

     10.    NON-COMPETITION AND NON-SOLICITATION.

            (a) For a period beginning on the Effective Date and ending 12 months after the date on which the Employee ceases to be employed by the Company for any reason whatsoever, the Employee, directly or indirectly, whether as employee, owner, sole proprietor, partner, shareholder,

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director, member, consultant, agent, founder, co-venturer or otherwise, will;
(i) not engage, participate or invest in any business activity anywhere in the world which develops, manufactures or markets products or performs services which are competitive with the products or services of the Company at the time of the Employee's termination, or products or services which the Company has under development or which are the subject of active planning at the time of the Employee's termination; PROVIDED, HOWEVER, that the Employee, may own as a passive investor, publicly-traded securities of any corporation which competes with the business of the Company so long as such securities do not, in the aggregate, constitute more than 1% of any class of outstanding securities of such corporations; (ii) not hire or attempt to employ, recruit or otherwise solicit, induce or influence any person to leave employment with the Company or its resellers or distributors and (iii) not directly or indirectly solicit business from any of the Company's customers and users, resellers or distributors on behalf of any business which competes with the Company. Notwithstanding the preceding, the Employee's obligations under clause (i) of the preceding sentence shall end on the date of his termination of employment from the Company.

            (b) The Employee understands that the restrictions set forth in this Section 10 are intended to protect the Company's interest in its "proprietary information" (as such term may be defined in the Non-disclosure Agreement) and establish customer relations in good will, and agrees that such restrictions are reasonable, necessary and appropriate for this purpose.

            (c) The Employee agrees that it would be difficult to measure any damages caused by the Company which might result from any breach by the Employee of the promises set forth in this Section 10, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, the Employee agrees that if the Employee breaches, or proposes to breach, any portion of this Section 10, the Company shall be entitled, in addition to all other remedies that it may have, to injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company.

     11. RIGHT TO ADVICE OF COUNSEL. The Employee acknowledges that he has consulted with counsel and is fully aware of his rights and obligations under this Agreement and of the tax consequences thereof. The Company shall reimburse the Employee for the direct costs of obtaining such counsel in an amount not to exceed $10,000.

     12. ADDITIONAL AGREEMENTS. As a condition of the Employee's employment with the Company, the Employee shall execute the Company's standard form of non-disclosure and assignment and inventions agreement.

     13.    SUCCESSORS

            (a) COMPANY'S SUCCESSOR. Any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the

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Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor to the Company's business or assets which executes and delivers the assumption agreement described in this subsection
(a) or which becomes bound by the terms of this Agreement by operation of law.

            (b) EMPLOYEE'S SUCCESSORS. Without the written consent of the Company, the Employee shall not assign or transfer this Agreement or any right or obligation under this Agreement to any other person or entity.

     14.    NOTICE CLAUSE.

            (a) MANNER. Any notice hereby required or permitted to be given shall be sufficiently given if in writing and upon mailing by registered or certified mail, postage prepaid, to either party at the address of such party listed under such party's signature or such other address as shall have been designated by written notice by such party to the other party.

            (b) EFFECTIVENESS. Any notice or other communication required or permitted to be given under this Agreement will be deemed given on the day when delivered in person, or the third business day after the day on which such notice was mailed in accordance with Section 14(a).

     15. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal substantive laws, but not the choice of law rules, of the state of California.

     16. SEVERABILITY. The invalidity or unenforceability of any provision of this Agreement, or any terms hereof, shall not affect the validity or enforceability of any other provision or term of this Agreement.

     17. INTEGRATION. Except as otherwise expressly provided otherwise herein, this Agreement represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements, whether written or oral. No waiver, alteration, or modification of any of the provisions of this Agreement shall be binding unless in writing and signed by duly authorized representatives of the parties hereto.

     18. TAXES. All payments made pursuant to this Agreement shall be subject to withholding of applicable income and employment taxes.

     19. ARBITRATION. Except for proceedings seeking injunctive relief, including, without limitation, allegations of misappropriation of trade secrets, copyright or patent infringements, or breach of any anti-competition provisions of this Agreement, any controversy or claim arising out of or in relation to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the commercial arbitration rules of the American Arbitration Association ("AAA"), and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Arbitration of this Agreement shall include all claims, regardless of whether the dispute arises during the term of the

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Agreement, at the time of termination or thereafter. Either party may initiate the arbitration proceedings, for which the provision is herein made, by notifying the opposing party, in writing, of its demand to arbitrate. In any such arbitration there shall be appointed one arbitrator who shall be selected in accordance with the AAA Commercial Arbitration Rules. The place of arbitration shall be San Francisco, California. The parties agree that the award of the arbitrator shall be the sole and exclusive remedy between them regarding any claims, counterclaims, issues or accounting presented or plead to the arbitrator, that the arbitrator shall be the final judge of both law and fact in arbitration of disputes arising out of or relating to this Agreement, including the interpretation of the terms of this Agreement. The parties further agree it shall be the sole and exclusive duty of the arbitrator to determine the arbitrability of issues in dispute and that neither party shall have recourse to the court of such a determination. The Company shall pay the fees of the arbitrator.

     20. COUNTERPARTS. This Agreement may be executed by either of the parties hereto in one or more counterparts, none of which need contain the signature of more than one party hereto, and each of which shall be deemed to be an original, and all of which together shall constitute a single agreement.

     IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by a duly authorized officer, as of the day and year first above written.


                              USWEB CORPORATION

                              By: /s/ Robert A. Hoff



                              Name:   Robert A. Hoff



                              Title:  Director


                              2880 Lakeside Drive
                              Suite 300
                              Santa Clara, CA  95054


                              ROBERT SHAW

                              /s/ Robert Shaw



                              Address:




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